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File No. 037869-0009
April 20, 2007

VIA EDGAR & FACSIMILE
James B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Santarus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 6, 2007 File Number: 000-50651
Dear Mr. Rosenberg:
          On behalf of our client, Santarus, Inc., we are responding to the Staff’s comment letter dated March 23, 2007 with respect to the above-referenced Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 Annual Report”). For ease of reference, we have set forth the Staff’s comment and Santarus’ responses below.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Critical Accounting Policies, page 47
Revenue Recognition, page 47
1.	We acknowledge your revenue recognition policy within your Critical Accounting Policies and Estimates. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, rebates and other discounts and allowances could be improved as follows: Provide us proposed disclosure.
a.	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what

Jim B. Rosenberg
April 20, 2007

you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.	Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c.	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

d.	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e.	A roll forward of the accrual for each estimate for each period presented showing the following:
1.	Beginning balance,

2.	Current provision related to sales made in current period,

3.	Current provision related to sales made in prior periods,

4.	Actual returns or credits in current period related to sales made in current period,

5.	Actual returns or credits in current period related to sales made in prior periods, and

6.	Ending balance.
f.	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations
          Santarus will provide additional disclosure in the discussion of its Critical Accounting Policies related to items that reduce gross revenue, such as product returns, customer rebates, chargebacks and other discounts and allowances in its future filings, beginning with Santarus’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. To facilitate the Staff’s review, Santarus is providing the following responses corresponding to each item 1.a.-1.f. of the

Jim B. Rosenberg
April 20, 2007

comment, as well as an example of Santarus’ proposed disclosure at the conclusion of the response. Please note that we have combined the response to items 1.a., 1.b. and 1.c. as Santarus believes that a discussion of the factors considered in estimating accruals ties directly in with the nature and amount of such accruals.
          Santarus establishes specific accruals for potential reduction in gross revenue consisting of accruals for exposure to product returns, rebates, chargebacks and other discounts. Accruals for certain discounts, such as prompt payment discounts and wholesaler fees, are not considered by management to require a significant estimation process due to the fact that the standard terms and discounts are known on the date of shipment, and the discount is earned on the date of shipment or shortly thereafter. Santarus has combined customer rebates and chargebacks in this response due to the similarity of assumptions affecting the estimates and nature of the potential exposure.
          1.a., 1.b. and 1.c. Santarus establishes allowances for estimated product returns, rebates and chargebacks primarily based on the following qualitative and quantitative factors:
•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of inventory in the distribution channel;

•	estimated remaining shelf life of products;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	direct communication with customers;

•	historical returns of products, rebates and chargebacks;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by Santarus and/or its competitors; and

•	the impact of state and federal regulations.
          In Santarus’ methodology for estimating product returns, rebates and chargebacks, it prepares an analysis utilizing prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. Santarus prepares a separate analysis which compares historical product shipments less returns to estimated historical prescriptions written. Based on that analysis, Santarus develops an estimate of the quantity of product in the distribution channel which may be subject to various product return, rebate and chargeback exposures.
          The allowance for product returns was $1.6 million as of December 31, 2006 and $4.5 million as of December 31, 2005. Prior to the fourth quarter of 2006, Santarus deferred the recognition of revenue on shipments of its Zegerid products to wholesale distributors until units were dispensed through patient prescriptions as Santarus was unable to reasonably estimate the amount of future product returns. Units dispensed to patients are not generally subject to return. Prior to the fourth quarter of 2006, the allowance for product returns was based on an analysis of Zegerid product shipments to wholesale distributors in excess of units dispensed through patient prescriptions. In order to develop a methodology and provide a basis for estimating future product returns on sales to customers at the time title transfers, Santarus has been tracking the Zegerid products return history from the time of its first commercial product launch of Zegerid

Jim B. Rosenberg
April 20, 2007

Powder for Oral Suspension 20 mg in late 2004, taking into consideration product expiration dating and inventory levels in the distribution channel. Based on the product returns history gathered over two years through the end of 2006, Santarus determined that it had the information needed to reasonably estimate future product returns, and as a result, reduced the allowance for product returns during the quarter ended December 31, 2006 and recognized net product sales of $3.4 million in 2006, representing revenue previously deferred, net of contractual allowances and other discounts. As a result of this reduction in the allowance for product returns, the net loss was reduced by $2.7 million in 2006, representing $3.4 million in net product sales, partially offset by the related cost of sales and royalties. Commencing in the fourth quarter of 2006 and going forward, Santarus will recognize product sales at the time title passes to its customers, and will provide for an estimate of future product returns at that time based upon historical product returns trends, an analysis of product expiration dating and inventory levels in the distribution channel, and the other factors discussed above.
          Allowances for rebates, chargebacks and other discounts were $7.8 million as of December 31, 2006 and $1.6 million as of December 31, 2005. These allowances reflect an estimate of Santarus’ liability for rebates due to managed care organizations under specific contracts, rebates due to various governmental organizations under Medicaid and Medicare contracts and regulations, chargebacks due to various organizations purchasing Santarus’ products through federal contracts and/or group purchasing agreements, and other rebates and customer discounts due in connection with wholesaler fees and prompt payment and other discounts. Santarus estimates its liability for rebates and chargebacks at each reporting period primarily based on a combination of the qualitative and quantitative assumptions listed above. In each reporting period, Santarus evaluates its outstanding contracts and applies the contractual discounts to the invoiced price of wholesaler shipments recognized. Although the total invoiced price of shipments to wholesalers for the reporting period and the contractual terms are known during the reporting period, Santarus projects the ultimate disposition of the sale (e.g. future utilization rates of cash payors, managed care, Medicaid, Medicare or other contracted organizations). This estimate is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers, anticipated pricing strategy changes by Santarus and/or its competitors and the other qualitative and quantitative factors described above. There may be a significant time lag between the date Santarus determines the estimated allowance and when it makes the contractual payment or issues credit to a customer. Due to this time lag, Santarus records adjustments to its estimated allowance over several periods, which can result in a net increase in its net loss or a net decrease in its net loss in those periods. To date, actual results have not materially differed from Santarus’ estimates.
          1.d. Consistent with industry practice, Santarus has offered promotional discounts to its customers at the time of product launch. These discounts are calculated as a fixed dollar discount off the current published list price and/or a fixed incentive fee per transaction and are treated as off-invoice allowances or customer credits. Accordingly, these discounts are recorded as a reduction of revenue in the period that the program is offered. As previously discussed, at the time of product launch and prior to the fourth quarter of 2006, Santarus deferred the recognition of revenue on shipments of its Zegerid products to wholesale distributors until units

Jim B. Rosenberg
April 20, 2007

were dispensed through patient prescriptions. As a result, Santarus did not recognize product sales related to inventory in the distribution channel.
          1.e. The following represents Santarus’ roll-forward disclosure related to the Valuation and Qualifying Accounts on Schedule II. As discussed in Santarus’ response to parts 1.a., 1.b. and 1.c. above, from the time of launch of the Zegerid products and prior to the fourth quarter of 2006, Santarus was unable to reasonably estimate product returns, and the allowance for product returns was based on an analysis of product shipments to wholesale distributors in excess of units dispensed through patient prescriptions. The following is Santarus’ roll-forward of the allowance for product returns for the years ended December 31, 2006 and 2005 (in thousands):

		Provision related
		to current
	Beginning	period			Ending
	balance	sales	Other		balance
Years ended December 31,
2006	($4,464)	—	$2,841	[1]	($1,623)
2005	($7,057)	—	$2,593	[2]	($4,464)

[1]	Deductions in allowance for product returns represent actual product returns of approximately $1.9 million and a reduction in the allowance due to the Company’s reasonable estimate of future product returns.

[2]	Deductions in allowance for product returns represent actual product returns of approximately $881,000 and a reduction in the allowance based upon an analysis of prescription demand in excess of product shipments to wholesale distributors.
          For the year ending December 31, 2007, Santarus’ roll-forward of the allowance for product returns will show the beginning balance, provisions related to current and prior period sales, actual returns or credits related to current period and prior period sales, and the ending balance.
          The following is Santarus’ roll-forward of the allowance for cash discounts, chargebacks, and other sales discounts (in thousands):

					Actual cash	Actual cash
					discounts,	discounts,
					chargebacks,	chargebacks,
					and other	and other
		Provision	Provision		sales	sales
		related to	related to	Charged	discounts	discounts
		current	prior	against	related to	related to
	Beginning	period	period	balance	current	prior	Ending
	balance	sales	sales	sheet	period sales	period sales	balance
Years ended December 31,
2006	($245)	($3,175)	—	$100	$2,486	$147	($687)
2005	($260)[1]	($1,000)	—	$468	$547	—	($245)

[1] Beginning balance represents estimated chargebacks and other sales discounts associated with shipments made for which revenue was deferred.

Jim B. Rosenberg
April 20, 2007

          1.f. For the years ended December 31, 2006, 2005 and 2004, the amount of Santarus’ rebates, chargebacks and other discounts has grown primarily as a result of increased sales of Zegerid products and increased contracting with various managed care organizations and governmental organizations relating to Medicaid and Medicare. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased. To date, actual results have not materially differed from Santarus’ estimates of rebates, chargebacks and other discounts.
          Proposed Disclosure. In future filings, beginning with Santarus’ Form 10-Q for the quarter ended March 31, 2007, Santarus will provide additional disclosure in its Critical Accounting Policies related to items that reduce gross revenue, such as product returns, customer rebates, chargebacks and other discounts and allowances. Set forth below is an example of the proposed future disclosure applied to the 2006 Annual Report which would have replaced the first four paragraphs under the subheading “Revenue Recognition” in MD&A beginning on page 47 of the 2006 Annual Report.
Revenue Recognition
          We follow Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and recognize revenue when there is persuasive evidence that an arrangement exists, title has passed, the price is fixed or determinable, and collectibility is reasonably assured.
          Product Sales, Net. We sell our Zegerid products primarily to pharmaceutical wholesale distributors. We are obligated to accept from customers the return of products that are within six months of their expiration date or up to 12 months beyond their expiration date. We authorize returns for damaged products and exchanges for expired products in accordance with our return goods policy and procedures, and have established allowances for such amounts at the time of sale. We commercially launched Zegerid Capsules in late March 2006 and launched Zegerid Powder for Oral Suspension 20 mg in late 2004 and the 40 mg dosage strength in early 2005.
          We recognize revenue from product sales in accordance with SAB No. 104 and Statement of Financial Accounting Standards, or SFAS, No. 48, Revenue Recognition When Right of Return Exists. Among its criteria for revenue recognition from sale transactions where a buyer has a right of return, SFAS No. 48 requires the amount of future returns to be reasonably estimated. We recognize product sales net of estimated allowances for product returns, estimated rebates in connection with contracts relating to managed care, Medicaid, Medicare, and patient coupons, and estimated chargebacks from distributors, wholesaler fees and prompt payment and other discounts.
          We establish allowances for estimated product returns, rebates and chargebacks primarily based on the following qualitative and quantitative factors:
•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of inventory in the distribution channel;

Jim B. Rosenberg
April 20, 2007

•	estimated remaining shelf life of products;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	direct communication with customers;

•	historical returns of products, rebates and chargebacks;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by us and/or our competitors; and

•	the impact of state and federal regulations.
          In our analyses, we utilize prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. We utilize a separate analysis which compares historical product shipments less returns to estimated historical prescriptions written. Based on that analysis, we develop an estimate of the quantity of product in the distribution channel which may be subject to various product return, rebate and chargeback exposures.
          Our estimates of product returns, rebates and chargebacks require our most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. If actual future payments for returns, rebates, chargebacks and other discounts exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows would be negatively impacted.
          Our allowance for product returns was $1.6 million as of December 31, 2006 and $4.5 million as of December 31, 2005. Prior to the fourth quarter of 2006, we deferred the recognition of revenue on shipments of our Zegerid products to wholesale distributors until units were dispensed through patient prescriptions as we were unable to reasonably estimate the amount of future product returns. Units dispensed to patients are not generally subject to return. Prior to the fourth quarter of 2006, our allowance for product returns was based on an analysis of Zegerid product shipments to our wholesale distributors in excess of units dispensed through patient prescriptions. In order to develop a methodology and provide a basis for estimating future product returns on sales to customers at the time title transfers, we have been tracking our Zegerid products return history from the time of our first commercial product launch of Zegerid Powder for Oral Suspension 20 mg in late 2004, taking into consideration product expiration dating and inventory levels in the distribution channel. Based on the product returns history gathered over two years through the end of 2006, we determined that we had the information needed to reasonably estimate future product returns, and as a result, we reduced our allowance for product returns during the quarter ended December 31, 2006 and recognized net product sales of $3.4 million in 2006, representing revenue previously deferred, net of contractual allowances and other discounts. As a result of this reduction in our allowance for product returns, our net loss was reduced by $2.7 million in 2006, representing $3.4 million in net product sales, partially offset by the related cost of sales and royalties. Commencing in the fourth quarter of 2006 and going forward, we will recognize product sales at the time title passes to our customers, and we will provide for an estimate of future product returns at that time based upon our historical product returns trends, our analysis of product expiration dating and inventory levels in the distribution channel, and the other factors discussed above.

Jim B. Rosenberg
April 20, 2007

          Consistent with industry practice, we have offered promotional discounts to our customers at the time of product launch. These discounts are calculated as a fixed dollar discount off the current published list price and/or a fixed incentive fee per transaction and are treated as off-invoice allowances or customer credits. Accordingly, these discounts are recorded as a reduction of revenue in the period that the program is offered. As previously discussed, at the time of product launch and prior to the fourth quarter of 2006, we deferred the recognition of revenue on shipments of our Zegerid products to wholesale distributors until units were dispensed through patient prescriptions. As a result, we did not recognize product sales related to inventory in the distribution channel.
          Our allowance for rebates, chargebacks and other discounts was $7.8 million as of December 31, 2006 and $1.6 million as of December 31, 2005. These allowances reflect an estimate of our liability for rebates due to managed care organizations under specific contracts, rebates due to various governmental organizations under Medicaid and Medicare contracts and regulations, chargebacks due to various organizations purchasing our products through federal contracts and/or group purchasing agreements, and other rebates and customer discounts due in connection with wholesaler fees and prompt payment and other discounts. We estimate our liability for rebates and chargebacks at each reporting period primarily based on a combination of the qualitative and quantitative assumptions listed above. In each reporting period, we evaluate our outstanding contracts and apply the contractual discounts to the invoiced price of wholesaler shipments recognized. Although the total invoiced price of shipments to wholesalers for the reporting period and the contractual terms are known during the reporting period, we project the ultimate disposition of the sale (e.g. future utilization rates of cash payors, managed care, Medicaid, Medicare or other contracted organizations). This estimate is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers, anticipated pricing strategy changes by us and/or our competitors and the other qualitative and quantitative factors described above. There may be a significant time lag between the date we determine the estimated allowance and when we make the contractual payment or issue credit to a customer. Due to this time lag, we record adjustments to our estimated allowance over several periods, which can result in a net increase in our net loss or a net decrease in our net loss in those periods. To date, actual results have not materially differed from our estimates.
          For the years ended December 31, 2006, 2005 and 2004, the amount of rebates, chargebacks and other discounts has grown primarily as a result of increased sales of our Zegerid products and increased contracting with various managed care organizations and governmental organizations relating to Medicaid and Medicare. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased. To date, actual results have not materially differed from our estimates of rebates, chargebacks and other discounts.
          In addition, at the Staff’s request, Santarus acknowledges:
•	Santarus is responsible for the adequacy and accuracy of the disclosure in the filing;

Jim B. Rosenberg
April 20, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	Santarus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call John J. Huber at (202) 637-2242 or the undersigned at (858) 523-5435 to discuss this response.
Sincerely,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Debra P. Crawford, Santarus, Inc. Carey J. Fox, Santarus, Inc. Daniel Kleeburg (Engagement Partner), Ernst & Young LLP